ITC Holdings Corp.

Entergy Transaction Update to Employees

February 15 -16, 2012

Safe Harbor Language & Legal Disclosure

This presentation contain certain statements that ITC”) management’s describe ITC business conditions and prospects, growth opportunities electric transmission industry based upon information -looking” statementsin the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”,se forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which couldfer materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual -K and ITC’s report quarterly on Form -Q filed10 with reports the Securities and on Exchange Form Commission SEC”) (the from “ time to time and (b) the following this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s -looking statements forward are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are be materially different and -looking any statements or may all turn outof to be wrong. ITC’s They speak forward only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in future results. Consequently, ITC cannot assure you-looking that statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update -looking any or of otherITC’s statements, whether forward as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent,d the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo”) TransCo will LLC file(“ registration statements ITC common with stock and TransCo common units to Entergy”) be issued shareholders to Entergy in transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they te are at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000

This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

Transaction Overview

Company Overviews

System Peak Load 26,100 MW 28,000 MW

Service Area Seven states Four states*

Total 15,100 miles 15,700 miles

Transmission

Miles

Service Area 89,850 114,669

Square Miles

RTO Membership MISO/SPP Anticipated

MISO

membership

in 2013

*Entergy also owns limited assets in Missouri and Tennessee.

5

Transaction Rationale

Attractive and natural strategic fit

Validates independent transmission model and resulting benefits

Strengthens ITC’s leading transmission increased scale and reach

Largest electric transmission company in U.S. based on net PP&E and peak load served

Adds sizable new markets to operating and development business

Expands geographic reach

Enhances and diversifies meaningful growth prospects

Provides tangible customer and stakeholder benefits

Furthers objectives of independent transmission model: system reliability, reduced congestion, and greater access to competitive markets

Solid track record of capital investment and O&M programs to support system reliability

Commitment to the communities and stakeholders served through corporate citizenship and community support

Financially compelling

Immediately and sustainably value accretive to ITC shareholders

Natural extension of existing ITC business model

Diversification of ITC capital investment profile and resulting growth portfolio

Enhances overall credit quality, while credit metric neutral to ITC

Transaction Overview

Transaction Structure

Reverse Morris Trust—Entergy’s transmission Prior to merger, Entergy to pursue tax free spin-off of transmission business and ITC to effectuate a recapitalization, anticipated to be special dividend of $700 million 100% stock consideration Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC ITC to issue approximately $700 million of unsecured debt at holdings level

ITC Shareholders Post-Merge

50.1% Entergy shareholders

49.9% ITC shareholders

ITC Senior Mgmt & Board

Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region

ITC’s management team will remain

with key Entergy leadership personnel

Headquarters

Regional headquarters in Jackson, MS Corporate headquarters in Novi, MI

Expected Closing

In 2013, subject to timing of approvals

Approval Process

Entergy retail regulatory approvals

Federal Energy Regulatory Commission approvals ITC shareholder approval Certain other regulatory approvals

Pro Forma Ownership Structure

50.1% Entergy Shareholders

49.9% ITC Shareholders

Mid South TransCo LLC

Reverse Morris Trust

Fundamentals

Tax free structure which allows for a division or portion of a business to be spun-out and merged into another company in a stock-for-stock exchange

Feasible only in circumstances when same size

Shareholders of entity spinning-out business must own over 50% of the pro forma business to meet requirements of IRS rules for tax-free treatment

ITC will effectuate a recapitalization in advance of the merger in order to align its size with that of the Entergy Transmission Business

Recapitalization anticipated to take the form of a special dividend to ITC shareholders

RMT structure offers a number of benefits for all parties Mid South

TransCo

No changes to rate base as a result of the transaction avoids step-up in tax LLC basis and elimination of Accumulated Deferred Income Tax balances

Tax efficient structure for Entergy and its shareholders

Entergy shareholders will have the opportunity to share in the future growth and performance of the combined ITC business; ITC shareholders will benefit from greater future growth opportunities resulting from increased scale of business

Also helps to facilitate the transaction and promote the independent model

ITC Independence

Stock transaction does not impact

Entergy shareholders will receive ITC stock, not Entergy Corporation

Same rules regarding ITC stock ownership by a market participant apply to all shareholders, including Entergy shareholders that receive ITC stock upon transaction close

Entergy employees that become ITC employees will have to divest of any direct financial interest in a market participant and will be precluded from investing in them going forward, just like ITC employees

ITC’s management team will lead Mid South

TransCo

Certain former leadership personnel from the Entergy transmission business LLC will join the ITC management team, which will help to ensure a successful transition and continuity of operations

ITC’s Board of Directors (not will appoint two new directors to the board with industry knowledge and familiarity with the region in which Entergy operates

Scope of Transaction

Final transaction value determined by ITC share price at time of closing

Combination of ITC market capitalization, post-recapitalization, and assumed debt

Transaction covers Entergy Transmission Business transmission assets

Transmission lines (operated at or above 69 kV)

Substation assets operated at or above 69 kV

Common-use equipment in transmission substations (three-terminal substations)

Equipment necessary for the safe and reliable operation of the grid

Projected Year-End Rate Base

($ amounts in billions)

$ 7.1 $ 6.2

Operational Excellence

ITC’s overarching -in-class system goal: operationsBest and performance, including system security and safety Our operating companies consistently rank strongly in the SGS Statistical Services Transmission Reliability Benchmarking program Culture of safety and proven safety performance

Top safety performance of all EEI companies

ITC’s security operations recognized

NERC Reliability Readiness Evaluation and Improvement Program

Our control room is staffed with operators qualified at the highest level under the NERC Operator Certification Program

Safety Statistics

ITC Compared to Peers

Accidents per 100 workers with no lost time, relative to industry average.

Accidents per 100 workers resulting in lost time, relative to industry average.

Safety Statistics

ITC Compared to Peers

Accidents per 100 workers resulting in lost time, relative to industry average.

Reliability

ITC’s capital investments and dramatic improvements in reliability

ITC Midwest’s performance trend

ITCTransmission and METC

Approvals & Timeline

The transaction is targeted to close in 2013, subject to receipt of the following approvals and closing conditions

Entergy Retail Regulators

(APSC, LPSC, MPSC, PUCT, CCNO)

Change of control of transmission assets Authorization to incur debt in some jurisdictions

FERC

Change of control of transmission assets

Establish new regulatory construct for new ITC subsidiaries Authorization for operating company financings

Hart-Scott-Rodino Act (DOJ / FTC)

Pre-merger notification to review potential antitrust and competition issues

IRS Private Letter Ruling

Ruling regarding tax-free treatment of the distribution of Transco Holdco

ITC Shareholders

Merger

Amendment to ITC Articles of Incorporation to increase the number of authorized shares Authorization for issuance of greater than 20% of outstanding shares

* Approvals may be required in Missouri and Tennessee due to limited assets in those territories. Approval may be required in Oklahoma for ITC.

2012 Look Ahead

Year of Transformation

We will be moving the Entergy Transaction toward closing in 2013

Significant resources will be devoted to this effort

Will require high level of coordination internally, and between ITC and Entergy

ITC is well-positioned to both fully execute existing business plan and successfully implement Entergy transaction

Organizational redesign effectuated in 2011 better positioned company to execute on multiple priorities

Leadership team will ensure appropriate attention and allocation of resources to achieve 2012 objectives

Maintain focus of personnel on core business, development, and Entergy transaction

Ensure clear objectives and solid organization; focus on achieving results

Solid teamwork and communication are critical

Entergy Transaction Implementation: ITC Team Structure

Approaching transaction efforts to balance our efforts in continuing to execute on our stand-alone plans while also successfully advancing the transaction

Implementation Steering Committee

Joint Steering Committee ITC/Entergy

Business Integration Team

Transaction Finance Team

Regulatory Implementation Team

Regulatory Filings

Stakeholder engagement

Regulatory support (e.g., F&A)

Regulatory Legal (State, FERC, DOJ)

Transaction Legal Team

Shareholder approvals

Registration Statements/Proxy Consent Committee Ancillary Agreements

Support Teams

IT

Human Resources

Finance

& Acctg

Communi- cations

Facilities

Supply Planning Engineering Legal Regulatory Chain

Finance &

Operations Facilities HR IT Acctg

Financings/recap Tax Opinions Structuring Financial Stmts

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Entergy Implementation

Senior Executives are Steering Committee for Entergy Transaction Activity Activity is allocated to four Workstreams, each being led by a Senior Executive Table below provides updates in each Workstream

Regulatory Approvals

Pursuing approvals in: Louisiana, Arkansas, Mississippi, Texas, New Orleans LA, Oklahoma, FERC All jurisdictions currently are in pre-filing phase; filings planned for later this year (2012) Stakeholder activity continues

* Approvals may be required in Missouri and Tennessee due to limited assets in those territories. Approval may be required in Oklahoma for ITC.

Business Integration

Workstream focused on separating and integrating Entergy transmission business

Focused on fully functioning operations of transmission business by ITC on Day 1 post-closing Currently this effort is in an organizational and analysis phase

Financial

Workstream focused on financial matters, such as needed financings, financial statements, tax opinions,

ITC’s anticipated recapitalization, financial

Activity expected to occur later in 2012

Legal

Workstream focused on legal matters, such as obtaining DOJ approval, ancillary agreements, shareholder approvals, supporting new Board member search, transfer documents and consents Form of Ancillary Agreements are being negotiated

“Consent Committee” address third party is consents formed to

Thank you for your attention!